23002756

SION

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| SEC FILE NUMBER |
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| 8-21590 |

SEC Mail Processing MAR 0 3 2023 Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clarendon Insurance Agency, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1601 Trapelo Road - Suite 30
(No. and Street)

| Waltham | MA | 02451 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| James Joseph | (781) 790-8675 | james.joseph@delawarelife.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| One Financial Plaza, 11th Floor Main Street | Hartford | CT | 06103-2608 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 185 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Joseph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarendon Insurance Agency, Inc, as of 12/31, 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KERRI C. SULLIVAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 16, 2026

Notary Public

Signature:

Title:
Financial/Operations Principal

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Clarendon Insurance Agency, Inc.

**(SEC I.D. No. 21590)**
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**

## Financial Statements and Supplemental Schedules
## December 31, 2022

**Filed as a Public Document Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act of 1934**

# Clarendon Insurance Agency, Inc.
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**
## Table of Contents
## December 31, 2022

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

**Report of Independent Registered Public Accounting Firm**

To the Stockholder and the Board of Directors
Clarendon Insurance Agency, Inc.:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2021.

Hartford, Connecticut
February 22, 2023

# Clarendon Insurance Agency, Inc.
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**
## Statement of Financial Condition
## December 31, 2022

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,453,507 |
| Total assets | $ | 1,453,507 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Payable to affiliates | $ | - |
| Total liabilities | | - |
| **Stockholder's Equity** | | |
| Common stock, $1 par value - 150,000 shares authorized, 600 shares issued and outstanding | | 600 |
| Additional paid-in capital | | 1,744,400 |
| Accumulated deficit | | (291,493) |
| Total stockholder's equity | | 1,453,507 |
| Total liabilities and stockholder's equity | $ | 1,453,507 |

The accompanying notes are an integral part of these financial statements.

# Clarendon Insurance Agency, Inc.
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**
## Statement of Operations
## Year Ended December 31, 2022

| | |
|---|---|
| **Revenue** | |
| Distribution fee income | $ - |
| Total revenue | - |
| **Expenses** | |
| Distribution expense | - |
| Overhead expense | 731,596 |
| Compliance expense | 753,276 |
| Licensing and exam fees | 79,046 |
| Audit fees | 50,000 |
| Legal fees | 7,960 |
| Other expense | 99,550 |
| State tax | 4,293 |
| Less: Expense reimbursement from Parent (Note 3) | (1,725,721) |
| Total expenses | - |
| Net income | $ - |

The accompanying notes are an integral part of these financial statements.

# Clarendon Insurance Agency, Inc.
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**
## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2022

| | Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2022 | 600 | $ 600 | $ 1,744,400 | $ (291,493) | $ 1,453,507 |
| Net income | - | - | - | - | - |
| Balance at December 31, 2022 | 600 | $ 600 | $ 1,744,400 | $ (291,493) | $ 1,453,507 |

The accompanying notes are an integral part of these financial statements.

## Clarendon Insurance Agency, Inc.
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**
## Statement of Cash Flows
## Year Ended December 31, 2022

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net income | $ | - |
| Changes in assets and liabilities: | | |
| Receivable from affiliates | | - |
| Payable to affiliates | | - |
| Net cash provided by operating activities | | - |
| Net change in cash | | - |
| **Cash** | | |
| Beginning of year | | 1,453,507 |
| End of year | $ | 1,453,507 |
| **Supplemental disclosure of cash flow information** | | |
| Net cash refunded (paid) for income taxes | $ | - |
| **Non-cash activities** | | |
| Expense reimbursement from Parent | $ | 1,725,721 |

The accompanying notes are an integral part of these financial statements.

## 1. Business and Organization

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a principal underwriter and general distributor for variable annuities and variable life insurance products issued by its affiliates, Delaware Life Insurance Company (the "Parent") and Delaware Life Insurance Company of New York ("DLNY"). The Company is a direct, wholly-owned subsidiary of the Parent, and the Parent is a direct, wholly-owned subsidiary of DLIC Sub-Holdings, LLC which is indirectly owned by Group 1001, Inc. The Company is a limited purpose broker-dealer that does not engage in any retail securities activities and does not handle any customer funds or securities.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

### Cash

Cash represents funds held in the Company's bank account under normal commercial terms. The Company's cash balance was $1,453,507 as of December 31, 2022.

### Income and Expenses

The Company recognizes distribution fee income as revenue when the Company provides services. The Company accrues distribution fee expense daily based on a rate determined by reference to intercompany services agreements. The Company had no distribution fee income and no distribution expense for the year ended December 31, 2022.

Expenses charged by the Parent to the Company include direct charges and allocated expenses which are recognized when incurred.

## 3. Related-Party Transactions

The Parent keeps records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable annuities and variable life insurance products issued by the Parent and DLNY. As such, the Company performs certain distribution and underwriting services for certain of those products.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with the Parent and DLNY under which the Parent and DLNY agree to reimburse the Company for the cost of all distribution and underwriting services provided by the Company. For the year ended December 31, 2022, the expense reimbursement received by the Company from the Parent and DLNY was $1,725,721, which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company has an insurance networking agreement with Delaware Life Marketing, LLC ("DLM"), an affiliate, under which the Company and DLM provide marketing support and wholesaling services for the offer and sale of the Parent's variable insurance products through personnel of DLM who are also registered representatives of the Company. Under this agreement, DLM agrees to pay the Company 100% of compensation that DLM receives, if any, relating to the sale of the Parent's variable insurance products. The Company did not receive any payments from DLM related to this agreement during the year ended December 31, 2022.

The Company is party to a federal tax allocation agreement with the Parent and a group of affiliated companies as described in the following footnote 4.

## 4. Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Stands Codification ("ASC") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The company is a member of the Group 1001, Inc. federal consolidated tax return for the year ended December 31, 2022. A formal tax allocation agreement has been executed and the allocation is generally based upon separate return calculations. The Company receives a tax benefit for any of its losses or other Company specific tax attributes that are utilized by the consolidated group. There were no amounts due to or due from the Company under the provisions of the tax allocation agreement as of December 31, 2022. State income tax returns are filed on a stand-alone basis.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FASB ASC Topic 740 also includes standards for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other expense. Tax years prior to 2019 are closed to examination and audit adjustments under the applicable statute of limitations. The Company does not believe it has any uncertain tax positions for its federal and state income tax returns that would

be material to its financial statements. Therefore, the Company did not record a liability for UTBs at December 31, 2022.

### 5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule under the Securities Exchange Act of 1934 ("SEC Rule 15c3-1") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to SEC Rule 15c3-1, at December 31, 2022 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

### 6. Exemption from Reserve and Security Custody Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEC Rule 15c3-3") under the provisions of subparagraph (k)(1) thereof, as the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company does not receive customer funds or securities in connection with its activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers.

### 7. Commitments and Contingencies

The Company is not aware of any contingent liabilities arising from litigation or other matters that could have a material impact on its financial condition, results of operations, or cash flows.

### 8. Subsequent Events

Management has evaluated subsequent events through February 22, 2023, the date on which these financial statements were available to be issued. Based on this evaluation, no events have occurred from December 31, 2022 through February 22, 2023 that require disclosure or adjustment to the financial statements.

## Supplemental Schedules

# Clarendon Insurance Agency, Inc.
**(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)**
## Computation of Net Capital Pursuant to SEC Rule 15c3-1
**December 31, 2022** **Schedule I**

**Computation of Net Capital Pursuant to SEC Rule 15c3-1**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total ownership equity from Statement of Financial Condition | $ | 1,453,507 |
| Total ownership equity qualified for net capital | $ | 1,453,507 |
| Total capital and allowable subordinated liabilities | $ | 1,453,507 |
| Deduction of total non-allowable assets | | - |
| Net capital before haircuts on securities positions | | 1,453,507 |
| Haircuts on securities | | - |
| Net capital | $ | 1,453,507 |
| | | |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000) | $ | 5,000 |
| Excess net capital | $ | 1,448,507 |
| Net capital, less greater of 10% of total aggregate indebtedness or 120% of $5,000 | $ | 1,447,507 |
| | | |
| **Computation of Aggregate Indebtedness** | | |
| Total liabilities from Statement of Financial Condition | $ | - |
| Total aggregate indebtedness | $ | - |

### Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5 of the Securities Exchange Act of 1934

No material differences exist between the amounts appearing above and the computation of net capital reported by the Company in Part II-A of its unaudited FOCUS Report on Form X-17a-5 as of December 31, 2022.

Refer to accompanying report of independent registered public accounting firm.

**Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3**

The Company claims exemption from SEC Rule 15c3-3 under the provisions of subparagraph (k)(1) thereof, which exempts from the reserve requirements those broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies. Therefore, the calculation for the reserve requirement is not applicable to the Company.

**Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3**

The Company claims exemption from SEC Rule 15c3-3 under the provisions of subparagraph (k)(1) thereof, as the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company does not receive customer funds or securities in connection with its activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the requirements to obtain and maintain physical possession or control of securities under SEC Rule 15c3-3 are not applicable to the Company.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
Clarendon Insurance Agency, Inc.:

We have reviewed management's statements, included in the accompanying Clarendon Insurance Agency, Inc.'s Exemption Report (the Exemption Report), in which (1) Clarendon Insurance Agency, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Hartford, Connecticut
February 22, 2023

Clarendon Insurance Agency, Inc.
1601 Trapelo Road – Suite 30
Waltham, MA 02451

Delaware Life

# CLARENDON INSURANCE AGENCY, INC.'S EXEMPTION REPORT

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout its most recent fiscal year without exception.

**Clarendon Insurance Agency, Inc.**

I, _James Joseph________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

______________________
Financial/Operations Principal

2/22/2023
Date

Clarendon Insurance Agency, Inc.
1601 Trapelo Road – Suite 30
Waltham, MA 02451

Delaware Life

CLARENDON INSURANCE AGENCY, INC.'S EXEMPTION REPORT

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout its most recent fiscal year without exception.

**Clarendon Insurance Agency, Inc.**

I, _James Joseph________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Financial/Operations Principal

2/22/2023

Date